Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

September 9, 2015

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Edward M. Kelly, Senior Counsel

Re:	Century Communities, Inc. and co-Registrant Subsidiary Guarantors
Registration Statement on Form S-4
File No. 333-206687

Request for Acceleration of Effectiveness

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Century Communities, Inc., a Delaware corporation, on behalf of itself and each of the co-registrant subsidiary guarantors (collectively, the “Registrants”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on September 11, 2015, or as soon thereafter as practicable.

In connection with the foregoing, the Registrants hereby acknowledge the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants understand that the staff will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrants of their awareness of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mark J. Kelson of Greenberg Traurig, LLP at (310) 586-3856. In addition, it would be greatly appreciated if you could please call Mr. Kelson to notify him when the Registration Statement has been declared effective.

Sincerely,

Century Communities, Inc.

By:	/s/ Dale Francescon
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer

cc:	Mark J. Kelson, Esq., Greenberg Traurig, LLP

William Wong, Esq., Greenberg Traurig, LLP

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.